December 3, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Ring Energy, Inc.
Registration Statement on Form S-1 File
No. 333-191482

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that as of the date hereof, approximately 1,300 copies of the Preliminary Prospectus dated November 29, 2013 were distributed as follows: 0 to prospective underwriters; approximately 1,050 to institutional investors; 0 to prospective dealers; and approximately 250 to individuals.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. EST on December 5, 2013 or as soon thereafter as practicable.

Very truly yours,

SUNTRUST ROBINSON HUMPHREY, INC.
For itself and as Representative of the several Underwriters

By:	/s/ John M.H. Williams, II
Name: John M.H. Williams, II
Title: Managing Director